NEWS RELEASE 07-56	December 19, 2007

HALILAGA COPPER-GOLD PROJECT TO NEARLY DOUBLE EXPLORATION PROGRAM FOR 2008

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) announced today that Teck Cominco Limited's Turkish subsidiary (“TCAM”) has agreed to solely fund US$3 million in exploration at the Halilaga porphyry copper-gold deposit in northwestern Turkey. In turn, TCAM has been granted an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the property.

The 2008 exploration program will nearly double 2007’s initial drill program at Halilaga from 6,000 metres to a target of 11,000 metres. The program will focus on grid drilling the known porphyry deposit and testing adjacent target areas.

“Our new agreement with TCAM continues exploration momentum on this exciting new copper-gold discovery, allowing additional data to be collected to fully test the limits of this project,” says Fronteer President and CEO Mark O’Dea. “Halilaga has excellent infrastructure. It is situated at 400 metres elevation, accessible by road, on the power grid and has access to water.”

At Halilaga’s Central Zone (also known as the Kestane Zone), a combination of geochemistry, geophysics and diamond drilling has outlined robust near-surface copper-gold porphyry mineralization that spans an area 1,000 metres by 400 metres and shows a variable but apparent vertical dimension thus far of more than 250 metres.

TCAM and Fronteer are encouraged by multiple targets on the Halilaga property which have similar geochemical and geophysical signatures as the Central Zone. These additional targets have yet to be drill-tested. One target shows anomalous copper-gold geochemistry at surface, over an area approximately four times as large as the Central Zone.

As of Sept. 19, TCAM has earned-back a 60% interest in Fronteer’s Halilaga copper-gold project, and the Agi Dagi and Kirazli gold deposits. The three projects are located along the same 30-km long mineral belt in northwestern Turkey.

To earn the additional 10% interest in Halilaga, TCAM must notify Fronteer before Dec. 31, 2008, that it intends to complete a feasibility study within four years of the notification date. If a production decision is made, TCAM will use its best efforts to arrange project debt financing for at least 60% of the capital costs and offer to loan Fronteer the remaining equity component of project financing at commercial lending rates. If TCAM fails to complete a feasibility study within four years from the notification date, its ownership percentage in Halilaga will remain at 60%.

TCAM and Fronteer will invest approximately C$600,000 in exploration at Kirazli and C$500,000 at Agi Dagi during 2008. TCAM has notified Fronteer that it will remain at a 60% interest in Kirazli and Agi Dagi.

For a map showing the distribution of drill holes at Halilaga’s Central Zone, please use the following link: www.fronteergroup.com/i/IR/HalilagaHD16.jpg

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$98.5 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and TCAM’s future plans to earn an additional 10% in Halilaga, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.